

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-2-02
1-00812



02068265

December 27, 2002

Act 1934
Section
Rule 14A-8
Public Availability 12/27/2002

Charles F. Hildebrand
Associate General Counsel
& Assistant Secretary
United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103

PROCESSED
JAN 10 2003
THOMSON FINANCIAL

Re: United Technologies Corporation
Incoming letter dated December 2, 2002

Dear Mr. Hildebrand:

This is in response to your letter dated December 2, 2002 concerning the shareholder proposal submitted to United Technologies by the Massachusetts Carpenters Pension & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

CFLETTERS

From: Hildebrand, Chuck CORP [HILDEBCF@CORPHQ.UTC.COM]
Sent: Monday, December 02, 2002 2:54 PM
To: 'cfletters@sec.gov'
Subject: United Technologies Corporation Request for No Action Letter Unde r Section 14a-8

United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103

December 2, 2002

BY SUBMISSION TO ELECTRONIC MAILBOX OF DIVISION OF CORPORATE FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W. - Judiciary Plaza
Washington, DC 20549

Ladies and Gentlemen:

United Technologies Corporation (the "Company") received a letter dated October 24, 2002 (a copy of which is attached hereto as Exhibit A) from the Massachusetts Carpenters Pension & Annuity Funds (the "Funds"), requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2003 proxy statement. The Funds recommend that the Board of Directors adopt a policy that the Company's auditors and any affiliates of such auditor should not be retained to provide any management consulting services to the Company.

We are submitting this request on behalf of the Company in accordance with Rule 14a-8(j) under the Exchange Act. This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy ("Proxy Materials") relating to the Company's 2003 annual meeting of shareowners. Definitive copies of the Company's 2003 Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about February 21, 2003, and the annual meeting of shareowners of the Company is tentatively scheduled to occur on or about April 9, 2003.

By copy of this letter, the Company is notifying the Funds of its intention to omit the Proposal from the Company's Proxy Materials.

The Company believes that the Proposal can be omitted from the Proxy Materials for the following reasons:

I. Rule 14a-8(i)(10) - The Proposal Has Been Substantially Implemented by Company.

The Staff of the Division of Corporation Finance (the "Staff") has long recognized that proposals that have been substantially implemented may be omitted. Rule 14a-8(i)(10) does not require that proposals be fully effected to be excluded from an issuer's proxy materials. Rather, the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See, e.g., The Talbots Inc. (April 5, 2002), The Boeing Company (February 7, 2002), Humana Inc. (February 27, 2001) AMR Corporation (April 17, 2000), Masco Corporation (March 29, 1999), Texaco, Inc. (March 28, 1991) and SEC Release No. 34-20091 (August 23, 1983).

Management of the Company has already adopted a policy that substantially implements the subject matter of the Proposal, and has also confirmed the adoption of that policy to the Audit Committee ("Audit Committee") of the Company's Board of Directors ("Board"). The Company's policy requires that, beginning in 2003, non-audit fees paid to the independent auditors will be limited to no more than the amount of audit fees paid in that year. Non-audit services will be approved in advance by the Audit Committee and will be limited to tax services, due diligence relating to potential acquisitions, services related to the integration of acquired companies into the Company's financial reporting systems, and other services specifically related to the audit such as letters to underwriters associated with securities issuances ("Specified Non-Audit Services"). Restricting non-audit services to the Specified Non-Audit Services, combined with the overall cap on the amount of fees for non-audit services, assures that the independent auditors will not receive the significant revenue from general types of "management consulting services" that appears from the Statement of Support to be the concern underlying the Proposal.

Further the Specified Non-Audit Services are not the type of services that are commonly denoted by the term "management consulting services." The Specified Non-Audit Services consist of specific and recurring accounting and financial and tax reporting functions. "Management consulting services" are generally considered to refer to consulting services and projects relating to the management and decision making functions of an enterprise. Management consulting services typically refer to the type of consulting services previously provided by the Consulting Practice of PricewaterhouseCoopers, the Company's independent auditor. PricewaterhouseCoopers sold its Consulting Practice to IBM in a transaction that closed in October 2002. Therefore, the Company will have no opportunity to use its current independent auditor for "management consulting services" either as the term is generally understood or as the term appears to be used in the Proposal.

It should also be noted that the use of independent auditors to provide non-audit services is now subject to extensive restrictions due to the recent enactment of the Sarbanes-Oxley Act. Under sections 201 and 202 of the Sarbanes-Oxley Act, use of the Company's independent auditor for the provision of management consulting services will either be prohibited by the Sarbanes-Oxley Act or require Audit Committee preapproval and specific disclosure to investors in the Company's periodic reports filed with the SEC. Section 201 of the Sarbanes-Oxley Act makes it unlawful for the Company's independent auditing firm to provide, "...contemporaneously with the audit, any non-audit service, including" , among other things, " '(2) financial information systems design and implementation';...'(6) management functions or human resources; ...'(8) legal services and expert services unrelated to the audit; and ' (9) any other service that the [Public Company Accounting Oversight Board] determines, by regulation, is impermissible." While the scope of these prohibitions may not be entirely clear until the SEC's implementing regulations are issued, the intent and effect of the legislation is to prohibit a broad range of non-audit services that includes many services falling within the scope of a very general term such as "management consulting services", as used in the Proposal. Non-audit services not specifically prohibited by the Sarbanes-Oxley Act must be approved by the audit committee of the board and must also be disclosed in periodic reports filed by companies with the SEC. The legislative intent is clearly to serve the interests of investors by restricting non-audit services considered to impair the independence of external auditors, and by requiring both board review and company disclosure to investors of non-audit services considered to involve the potential for impairment of auditor independence. The Company's compliance with the requirements of this new legislation therefore will also substantially achieve the objective sought to be advanced by the Proposal.

By the adoption of the policy described above, the incapacity of the Company's independent auditors to provide "management consulting services", and the Company's compliance with the requirements of the Sarbanes-Oxley Act, the Company believes it provides extensive assurances that the Company will not engage its independent auditors for the "management consulting services" that are suggested in the Statement of Support to potentially impair the independence of external auditors.

It is the Company's opinion, therefore, that the Proposal has been substantially implemented and is excludable under Rule 14a-8(i)(10). The Company respectfully requests the concurrence of the Staff in the Company's determination to omit the Proposal from its

2003 proxy statement.

II. Rule 14a-8(i)(3) - The Proposal is Vague, Indefinite and Misleading, and Contrary to the Commission's Proxy Rules.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague, indefinite and misleading statements. A shareholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Proposal is vague, indefinite and therefore misleading because it requests the establishment of a policy to prohibit the Company's auditors from performing "management consulting services", but fails to define what services would constitute "management consulting services." The Statement of Support acknowledges that the Sarbanes-Oxley Act of 2002 prohibits a company's auditors from performing a wide range of defined non-audit services, but asserts that the prohibition does not apply to "management consulting services". As stated above, Section 201(a) of the Sarbanes-Oxley Act will expressly prohibit a company's auditors from providing a broad range of consulting services, contemporaneous with the audit, relating to "financial information systems design and implementation", "management functions or human resources" and "expert services." The Proposal is vague and indefinite because it does not explain what further "management consulting services" should be prohibited when this broad range of consulting and expert services will already have been prohibited by statute.

Even if the Funds intended their Proposal to prohibit only those services relating to management consulting services not prohibited by the Sarbanes-Oxley Act, the Proposal fails to identify what these services are. Consequently, it is not possible for the Company to determine what action should be taken. It is also not possible for shareowners to make an informed decision as to how to vote their shares. Inclusion of this Proposal would therefore generate confusion. A proposal may be excluded pursuant to Rule 14a-8(i)(3) if it is so vague and indefinite that the company would be unable to determine what action should be taken. International Business Machines Corp. (January 14,1992), Philadelphia Electric Company (July 7, 1992), and Bristol-Myers Squibb Company (February 1, 1999).

The Statement of Support also misleadingly asserts that the Company "either continue[s] to engage [its] auditors to provide management consulting services or provide[s] inadequate disclosure in [its] proxy statement[ ] to ascertain whether" they are so engaged. This statement is misleading and impugns the character, integrity and reputation of the Company since it suggests that the Company is violating disclosure rules by engaging its auditors for services relating to management consulting and failing to disclose this non-audit service and the related fees as required by disclosure rules. The Company has in fact provided in its previously filed proxy statements all required disclosure under regulations then in effect as to fees for audit and non-audit services. The Company also fully intends to provide all required disclosure in future proxy statements. The Note to Rule 14a-9 provides that among the types of statements that may be misleading are "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

For the foregoing reasons, the Company believes that the Proposal contains vague, indefinite and misleading statements, is contrary to the Commission's proxy rules and should be excluded from the Company's 2003 proxy statement in reliance on Rule 14a-8(i)(3).

While the Staff has previously allowed proponents to amend proposals and supporting statements to correct deficiencies under Rule 14a-9, this is not the type of situation in which the Staff has typically allowed revisions. See SEC Staff Legal Bulletin No. 14 (July 13, 2001). This is not a situation in which a few minor corrections could be made to delete or revise misleading or vague statements. The vagueness of the term "management consulting services" pervades the Proposal and the Supporting Statement. The Proposal would have to be rewritten in its entirety to include sufficient definition of which categories of non-audit services are to be prohibited. This extensive revision would amount to the submission of a new proposal well after the deadline, and could well require further submissions to the Staff to arrive at a clear statement of which services are to be prohibited.

The Company respectfully submits, for the foregoing reasons, that the Proposal has been substantially implemented under Rule 14a-8(i)(10) and is vague and misleading in violation of the Commission's proxy rules under Rule 14a-8(i)(3). The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2003 Proxy Materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (860) 728-7836 or fax (860) 660-0245.

Sincerely,

Charles F. Hildebrand
Associate General Counsel
& Assistant Secretary

cc:

Thomas J. Harrington
Fund Chairman
Carpenters Benefit Funds
350 Fordham Road
Wilmington, MA 01887

Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, DC 20001

Exhibit A

[SENT VIA FACSIMILE 860-728-7835]

October 24, 2002

William H. Trachsel
Senior Vice President, General Counsel and
Secretary
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

Re: Shareholder Proposal

Dear Mr. Trachsel:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the United Technologies Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of auditor independence. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 6,635 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure
Auditor Conflicts Proposal

Resolved, that the shareholders of United Technologies Corporation ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

Independent auditors have an important public trust. Investors must be able to rely on Issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this skepticism, we believe, is that management of once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of our markets. A key reason for this lack of confidence is the distrust investors have in companies' financial statements.

The U.S. Congress has attempted to respond to this crisis of confidence through passage of the Sarbanes-Oxley Act of 2002 (the "Sarbanes Act"). The Sarbanes Act prohibits a company's auditors from performing a wide range of defined non-audit services. These prohibitions, in turn, track the defined non-audit services in Rule 2-01(c)(4) of the SEC's Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.

However, the Sarbanes Act fails to prohibit auditors from providing management consulting services, which we believe represents a significant loophole. While the Act does require that the audit committee of the board preapprove these non-audit services, we do not believe that is enough. We believe that management consulting represents a significant source of potential revenue to auditors and poses serious conflict of interest issues. For this reason, we think the better course is for companies not to engage their auditors to perform any management consulting services.

Many companies, including ours, either continue to engage their auditors to provide management consulting or provide inadequate disclosure in their proxy statements to ascertain whether they continue to engage their auditors for management consulting services. We urge your support for this resolution asking the board to cease engaging auditors for management consulting.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Technologies Corporation
Incoming letter dated December 2, 2002

The proposal requests that the board of directors adopt a policy "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company."

We are unable to concur in your view that United Technologies may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must recast the phrase that begins "Many companies, including ours . . ." and ends ". . . for management consulting services" as the proponent's opinion. Accordingly, unless the proponent provides United Technologies with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if United Technologies omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that United Technologies may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that United Technologies may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Alex Shukhman
Attorney-Advisor